
Been There
Connect, Learn, and Grow
from someone who has been
where you want to go.
2500+
sign ups for our Chrome Extension already
REAL PEOPLE WITH REAL WISDOM.

INVEST IN **BEENTHERE**

A platform connecting knowledge seekers with those who have 'BeenThere'

beenthere.tech San Francisco, CA

Technology SaaS B2C Edtech

Highlights

1. ⭐ Market: The current e-learning market size is $300BN and is expected to 3x in the next 5 years
2. Network effect: Leverage social media platforms like LinkedIn to reach a 1BN+ person network

3. ✨ Mission: Ensuring vital wisdom shapes tomorrow. Your investment sparks a legacy of shared growth

4. 🤓 Team: Experience growing successful companies from pre-seed to Series A-D, IPO & many learnings

5. ⚡Investors & Advisors: Cameo co-founder, Forbes 30 under 30, 7x best-selling author, + more

6. ❤️Momentum: Current investor momentum is stronger than previous round, where we were overfunded!

7. 🤑 Easily earn: Transform expertise into income, building personal brands for millions

8. 🤯Early days: Valuation under $5M makes it one of the lowest-priced companies in Wefunder history

Featured Investor



Nick Singh in

Invested $15,000 ⓘ

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Syndicate Lead

After rapidly climbing the ranks during a 7-year tenure at IBM, Nektarios became the youngest Technology Sales Leader in the UK. A specialized focus on understanding the world of missing pieces and presenting solutions that fit those gaps.

"BeenThere is tapping into an underserved market with enormous potential, and I'm eagerly anticipating its ascent to become the definitive platform for mentorship connections. It's invigorating to be part of something with such a clear trajectory for success. In my experience, the value of a robust mentor-mentee relationship cannot be overstated, and BeenThere stands to offer this invaluable resource at scale. The future looks incredibly bright, particularly with the upcoming integration of AI..."

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Our Team



Jamie Goulding Founder & CEO

British Entrepreneur started making money from 14. Over 8 years of valuable insights gained across three start-ups. Consistently top sales performer across all past Startups. Served as Head of Sales for two years before founding BeenThere. Comedy Improv.

> Mentorship has always been a big part of my life. My life's motto is "A stranger is a friend I haven't met yet". It was also my Dad's. I love connecting, meeting and learning from people. I strongly feel it's the best way to experience life. I want to give more people the opportunity to connect, share and learn from one another easily.



Nick Halphide Chief Technology Officer

Born & raised in Los Angeles, California. Twice a technical founder with more than a decade of coding expertise. Transitioned from game design to web development, earning from game creation since youth. Deep expertise in SEO, Web3 and GameFi technologies



Tom Goulding CFO & Project Leader

6 years of consultancy experience and degrees in Economics from Cambridge (Bachelors and Masters) Completed the Kauffman Fellows course on Venture Capital Financing Currently a CFA program candidate. Achieved a half marathon pace of 5:20 min/mile



Aman Sharma Technology Advisor

Aman is a serial technology entrepreneur with 3 startups and has deployed over a dozen digital / AI products Featured as the top CTO of India, delivering 50+ tech talks, shares advice on product building and has mentored hundreds of entrepreneurs



Conor Smyth Data Scientist/Machine learning Advisor

Conor holds two degrees, a master's and PhD in mathematics and 10+ years experience as a research mathematician/data scientist, applying statistical machine learning, artificial intelligence, and topological analysis to large heterogeneous data sets.



Nektarious Singh Technology Sales Advisor

After rapidly climbing the ranks during a 7-year tenure at IBM, Nektarios became the youngest Technology Sales Leader in the UK. A specialized focus on understanding the world of missing pieces, and presenting solutions that fit those gaps.



Alex Cuthbert Design Advisor

Over 20 years experience in product and design innovation (3 apps with 1B+ downloads). Ex Lead UX Designer at Google & currently Global Head of Design at Gojek (South-East Asia's leading on-demand service tech platform)

A good mentor is not someone who is successful but someone who has successfully been where you want to go

The Problem

Accessing specific tailored knowledge **can be difficult and time consuming.**

Knowledge Sharer

8/10 People want to help others grow

1/10 People are actively helping

Knowledge Seeker

- Accessing quick & tailored advice for my business is extremely difficult.
- Who can I trust?
- Friends & peers don't have the experience I need
- It's time-consuming sifting through profiles
- Currently, LinkedIn is my best option
- Overwhelming from all the information out there
- Sending messages, leaving me rejected or extremely low response rate
- I end up paying thousands of $ for a course that is not what I actually need

Market Projections

The E-learning market is expected to grow **3x** in the next 5 years to **$900Billion**

2026

$100 average call cost * 100,000 calls per month = **$2 Million USD** **monthly revenue**

2025

$125 average call cost * 10,000 calls per month = **$250,000 USD** **monthly revenue**

End of 2024

$150 average call cost * 2,000 calls per month * 10,000 active customers * 20% BeenThere comission = **$60,000 USD** **monthly revenue**

Achievements

2500
Waitlist **sign-ups** in 4 months of active promotion

210%
revenue growth in 2 months of User Testing.

80/20
split between Seekers to Sharers

$5.55
CAC *including salaries

Our Unique Technology

Type the challenge you face.

Our **AI narrow language model** reads previously transcribed calls.

Our **Algorithm and AI recommends** built on:

Ratings | Transcripts | Bookings

LinkedIn Results | Experiences


SEARCH
John Doe
1:15 PM
Who's approval do I need to build a parking garage on my land in downtown Austin, USA?
Been There
1:15 PM
Judith has had 15+ meetings about the local Austin Planning and Zoning Department.
To get approval, speaking to this department is necessary, as they will only provide up to 75 permits for 2023. You can email their office at planning @austinplanningandzoning.com, but there is normally a waiting time of 3 months after the submission of your request. Speaking directly to them to review your submission beforehand will speed up the process.
Connect with experts
Judith Rodriguez
5.0
Property Developer
58 Reviews
Double Verified User
74 Sessions
Real Estate
Contractors
Building
15 years of experience building parking lots in cities in Texas.
Ricky Smith
5.0
City Legislator
32 Reviews
Double Verified User
45 Sessions
Urban Planning
Legal Knowledge
Regulation
24 years in the role of Austin City legislation planning.
Lisa Martin
5.0
Property Developer
18 Reviews
Double Verified User
31 Sessions
Real Estate
Contractors
Building
Owner of 14 garages in Austin area.
Message

Our Chrome Extension
For Knowledge Seekers

BeenThere grants access to almost anyone, allowing you to easily propose a meeting.

Easily book an expert on LinkedIn with BeenThere's

Book Meeting button.


Search
Home
My Network
Jobs
Messaging
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WEFUNDER
INVEST NOW
Been There
Connect. Learn. Grow.
www.BeenThere.tech
4.9 | 39 reviews
Jamie Goulding · 1st
Founder & CEO at BeenThere - Connecting knowledge seekers with those who've 'BeenThere'
Bali, Indonesia · Contact info
Find BeenThere's Pitch Deck
5,813 followers · 500+ connections
BeenThere
Aston Business School
89% Calls acceptance rate
$130 Average rate accepted
Message
Book Meeting
More

How it Works

STEP 1
Create a meeting

STEP 2
Make offer or pay upfront with Stripe to confirm a meeting

STEP 3
Send meeting request using our LinkedIn extension

Our Network Effect

For Knowledge Sharers

Monetize your expertise and build social credibility

build social credibility.

Sharers can invite their own audiences to book a call with them, adding value to their community and monetizing their time.


Olivia Acosta • 2nd
Lead Capital Strategist at SeedFunders Hub
1w •
+ Follow
I'm happy to share that I'm now accepting time on BeenThere! My expertise lies in capital allocation for Series A startups. Looking forward to connecting the best and brighest minds of tomorrow!
Keeley Jones and 124 others
19 comments
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Go to Market Strategy

Seekers reach out to experts on LinkedIn

Seekers find and invite Knowledge Holders for calls on LinkedIn.



Knowledge Sharers can raise for charity

Sharers can choose to raise money for and promote a non-profit.




Invite any



We plan to launch BeenThere with the most profiles of any paid mentor site in the world.

Sharers promote and share personal booking links on social media.

Sharers invite their audience for a call, just like on Cameo, causing network effect.


Nikita Goel
CEO & Sales Coach
I help entrepreneurs scale up their sales 3x in six months taking business from 0 to 1
4.9 | 39 reviews
89% Calls acceptance rate
Book Meeting

AI-generated video highlights are created from calls

Sharers can choose to raise money for and promote a non-profit.


focus on user engagement
So nice!
Comment...

Our Business Model

We receive 20% commission from all calls on our platform.




Knowledge Seeker
› Pay-as-you-go model
› $0 Fees for seekers
Been There
› Earn a 20% fee per successful call
› Revenue generate from sharers' ads for increased visibility
Knowledge Sharer

Why Been There will win

	ChatGPT	Paid Courses	Youtube	Mentor Sites	Been There
Specific Knowledge	✗	✗	✗	✗	✓
Experiencial Knowledge	✗	✗	✗	✓	✓
Up to Date Information	✗	✗	✓	✓	✓
High Quality Information	✗	✓	✓	✓	✓

Easily Accessible	✓	✓	✓	✓	✓

Road Map

2025

- Become The Leading Credibility Platform in the world, where 100,000 users visit us daily.

Q1 2025

- Build & Launch BeenThere's platform with the most profiles of any paid mentor site in the world

April 2024

- Grow traction
- Raise $250k for 12 months runway

2023

- Chrome Extension built
- 2569 signed up to waitlist
- Early revenue growth

Fund Raising

$4.9 Million
Valuation Cap

$ 250k
for 12 months runaway

$ 86k
raised this round using

$ 125k
raised using **equity**

equity crowdfunding | crowdfunding to date.

We will use the funds to achieve
10,000 monthly calls by spending on:


$ 250K
35% Product Enhancements
30% Marketing Penetration
25% Team Growth
10% Operation Costs

> ***Become a shareholder of BeenThere by clicking here***

Your Potential Returns


Projected Valuation
$1B*
$675M*


$1M
2022
Pre-Seed
$5M
2023
Seed
$75M*
2024
Series A
2025
Series B
2026
Series C
Unrealized
5x Return
Unrealized
75x Return
Unrealized
675x Return
Unrealized
1000x Return
Not Guaranteed*

BeenThere is a fast-growing company. Six months ago, our valuation was $1M USD. If we follow a growth rate similar to Cameo's, a $1,000 investment today would result in a $300,000 USD return in five years.

Our Investors & Advisors



Steven Galanis

Cameo, Co-Founder
$1BN+ Founder

Alex Cuthbert



Ex-Google, Ex-Go-Daddy,
Head Of Design At Gojek





George Furla

$2BN In Gross Film Revenue,
Produced 123 Films,
Angel Investor

Sean Noble

Former Capitol Hill Chief Of Staff,
Angel Investor,
100+ Podcast Host





Kate Wilson

Serial Entrepreneur, 12 Start-Ups,
Ex-CMO At Pela + Lomi



Max Rascher

AI Expert & LinkedIn Thought Leader



Sercan Topcu

Forbes 30 Under 30,
Author, Speaker,
Mass Challenge Winner

Colin Shaw

LinkedIn Top Voice With 280k+ Followers, Best-Selling Author X7, Financial Times Award Leading Consultancy 4 Straight Years



> ***Learn more about becoming a shareholder of BeenThere here***

INVEST NOW

(IT ONLY TAKES $100)

1. Make sure you are signed up and logged in to your WeFunder account.
2. Fill in the USD you want to invest in BeenThere and click "Invest".
3. WeFunder will take you to your checkout page. Fill in your investor and payment information. Then, read and agree to the terms and conditions.
4. Click "Complete Investment". You now own a part of BeenThere!

Rewards & Perks

$500



🔗 Shape Our Future! Be an integral part of BeenThere's co-creation group—a select network driving our vision and mission. Your voice. Real impact.

$1,250



✍️ Customized Content Collaboration Perk! Co-create content with BeenThere - blogs, webinars, videos. Showcase your expertise, enhance your brand. Ideal for networking.

$2,450



🌐 Profile & Marketing Spotlight Perk! Feature prominently on BeenThere for a month. Elevate your personal brand, and enjoy the marketing spotlight.

🏝️ Biohacking & Coworking Retreat! Dive into a week-long Bali retreat: experience biohacking, coworking, and networking with some of the

$6,450

most influential creators in the world. Connect and collaborate with the BeenThere team and get inspired. (*Accommodation & Events)

$12,500

💡 Influential Spotlight Perk! Featured for 3 months as one of BeenThere's Highlighted Knowledge Sharers. Enjoy higher chances of booked calls and emerge as a thought leader in your field. Exclusive Podcast Feature.

$24,500

🌟 BeenThere Advisory Board Member Perk! Gain a year's honorary position on the BeenThere advisory board. Offer strategic input and enjoy unique company insights. Influence at the highest level.

Founder's Note



Thank you for taking the time to explore our startup. Your investment is not just funding; it's a vote of confidence in our mission to revolutionize how we share and gain knowledge. Driven by my experiences of investing in countless courses with no tangible outcomes, I embarked on a quest for a better way. This journey led me to meaningful connections with entrepreneurs and sales leaders, significantly growing my businesses and enriching my life with invaluable mentorship and advice.

My path has been shaped by participation in successful ventures and learning from failures. These experiences have equipped me with the lessons and insights to address a critical need in the knowledge-sharing market. I aspire to leave a lasting, positive impact on the world, and I hope you'll join us in this mission.

Warm regards,

Jamie

P.S. If you're interested in joining forces and navigating the exciting challenges ahead with BeenThere, we warmly invite you to apply for our Founders Club. It's an opportunity to co-create and shape our future together. Please take a moment to **fill out this form**.